Exhibit 6.5

CONSULTING SERVICES AND DEVELOPMENT AGREEMENT

This Consulting Services and Development Agreement (“Agreement”) is made as of April 24, 2014, by and between Lowe’s Home Centers, LLC., a North Carolina limited liability company with its principal office and principal place of business located at 1605 Curtis Bridge Road, Wilkesboro, North Carolina 28697 and its wholly-owned subsidiaries (hereinafter collectively, “Lowe's”), and Keen Home Inc., a Delaware corporation (hereinafter “Contractor”), with an address at 137 Varick St 2nd Floor New York, New York 10013. The effective date of this Agreement is April 24, 2014 (the “Effective Date”).

RECITALS

WHEREAS, Contractor is developing innovative connected HVAC vent (the “Products”)

WHEREAS, Lowe’s desires to provide financial and commercial development assistance to Contractor to assist Contractor in the development of the Products; and

WHEREAS, Contractor and Lowe’s are discussing the structure and terms of a more significant commercial relationship between the parties and pending the potential finalization of such terms, the parties desire to enter into this Agreement to begin development of the Products.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.          Definitions. The following definitions shall apply to this Agreement:

a)	“Contractor’s Proprietary Rights” – any and all information, software, methodologies, tools, specifications, drawings, sketches, models, samples, records, documentation, techniques, data and Intellectual Property Rights originated, developed, or purchased by Contractor (or by third parties under contract to Contractor) separately and independently of: (i) Lowe’s personnel, (ii) contractors of Lowe’s other than Contractor, and (iii) the Services prior to the date of this Agreement and thereafter in the pursuit of Contractor’s business.

b)	“Intellectual Property Rights” - (i) all copyright rights under the copyright laws of the United States and all other countries for the full term thereof (and including all rights accruing by virtue of bilateral or international copyright treaties and conventions), whether registered or unregistered, including, but not limited to, all renewals, extensions, reversions or restorations of copyrights now or hereafter provided for by law and all rights to make applications for copyright registrations and recordations, regardless of the medium of fixation or means of expression; (ii) all rights to and under all new and useful inventions, discoveries, designs, technology and art, including, but not limited to, all improvements thereof and all know-how related thereto, including all letters patent and patent applications in the United States and all other countries (and all letters patent that issue therefrom) and all reissues, reexaminations, extensions, renewals, divisions and continuations (including continuations-in-part and continuing prosecution applications) thereof, for the full term thereof; (iii) all statutory and common-law trademark and service mark rights and all applications and registrations to issue therefrom under all intellectual property laws of the United States and all other countries for the full term and any renewals thereof; and (iv) all worldwide intellectual property rights, industrial property rights, proprietary rights and common law rights not otherwise included in the foregoing, whether registered or unregistered.

c)	“Home Improvement Channel” – any entity that sells products or services to the public, at wholesale or retail, a significant portion of which are hardware, garden and/or home improvement products or services, including without limitation, existing or future home improvement retailers and/or home improvement commercial merchandising channels of distribution (other than Lowe’s); their respective subsidiaries, parent corporations, affiliates, successors, and assigns, including without limitation, Ace Hardware; Bailey Lumber; Canadian Tire; Rona, Inc., Fortune Brands, Inc.; Hometown Lumber; Masco Corporation, Masco Corporation Of Indiana, Masco Contractor Services, Inc., and Masco Building Products, Co. (a/k/a Masco); Menard, Inc.; Morris & Terrebonne Building Supply; Sears Holdings Corporation (including Sears Hardware Stores and Orchard Supply and Hardware Company, The Great Indoors, and Kmart, Inc.); Scotty’s, Inc.; Target Brands, Inc.; The Home Depot (a/k/a Home Depot); TruServCorp; True Value; Wal-Mart Stores, Inc.; and 84 Lumber Co.

d)	“Services” - all services and development work to be provided and actions to be undertaken by Contractor under the terms of this Agreement and the Statements of Work (defined below).

e)	“Statement(s) of Work” - specific work engagements to be governed by the terms and conditions of this Agreement. Statements of Work may include but are not necessarily limited to description of Services, Work Products, scope of work, fees and expenses, payment terms, schedule, and key personnel. Statements of Work shall be agreed upon in writing by Lowe's and Contractor and attached to and made a part of this Agreement.

f)	“Work Products” - all products authored, created or developed, by Contractor or collaboratively with others, prior to or during the Term of this Agreement that relate in any manner whatsoever to the Services (excluding Contractor’s Proprietary Rights), and all information and Intellectual Property Rights relating thereto in whatever form, completed or in process and whether existing singularly or in combination with other materials, including, but not limited to, all works of authorship, drawings, specifications, technical and non-technical data; improvements; processes; methods; designs; know how; prototypes; formulas; patterns; compilations; devices; methods; techniques; drawings; processes; product plans; actual or potential packaging, advertising materials, trademarks, service marks and/or trade dress; software (source and object code); price lists; pricing policies; business systems; literary works; pictorial works; graphic works; visual works; aural works; ideas; concepts; discoveries; etc.

g)	“Lowe’s Performance Target” – Lowe’s issues purchase orders to procures in the aggregate at least 7,500 units of Product in the 12 month period beginning after date (such date to be mutually agreed in writing) of the launch of the product (the “First Year”). Lowe’s procures in the aggregate at least 12,000 units of Product in the 12 month period beginning after the First Year (the “Second Year”). Lowe’s procures in the aggregate at least 15,000 units of Product in the 12 month period beginning after the Second Year.

2.         Purpose of Agreement. This Agreement provides terms and conditions for Contractor to provide professional Services for Lowe's as outlined in Statements of Work and to provide the Work Products described therein.

3.         Fees and Services.

a)	Contractor must invoice Lowe’s for all fees and reimbursable expenses as set forth in the Statement of Work governing the provisions of Service for which fees and reimbursable expenses are payable. Reimbursable expenses incurred by Contractor shall be reimbursed by Lowe’s unless otherwise stated in the Statement of Work.

b)	Lowe's may request Contractor to perform the Services and deliver the Work Products in accordance with the terms and conditions set forth in this Agreement and the Statements of Work, and Contractor may accept such engagement on such terms. Lowe's and Contractor will develop and agree upon Statements of Work defining the Services and Work Products to be provided by Contractor, Contractor's fees, and if any, additional terms and conditions. Statements of Work may take the form of a letter of confirmation supplied by the Contractor and may provide an estimated schedule for completion of the Services and provision of the Work Products required thereunder (the “Schedule”) and general specifications for the performance, functionality, format and design of one or more Work Products to be provided thereunder. Contractor shall complete such Services and design, develop, and deliver such Work Products in accordance with the Schedule, the specifications and all other terms of the applicable Statement of Work, or as the parties may otherwise mutually agree. Statements of Work shall reference this Agreement and shall be executed by the parties and attached hereto and shall form a part hereof. In the event of a conflict between or among the provisions of this Agreement and the specific provisions set forth in a Statement of Work, the provisions of such Statement of Work shall take precedence to the Agreement only if such provisions specifically reference the provisions of this Agreement that are inconsistent therewith; otherwise, the provisions of this Agreement shall prevail.

c)	Contractor shall perform the Services in a professional and workmanlike manner in accordance with applicable industry standards.

d)	Each party shall designate a person (the “Contact Person”) who shall be the principal point of contact between the parties for all matters relating to a specific Statement of Work. Each Statement of Work may contain an initial designation of such Contact Person for each party (the “Contractor Contact Person” and the “Lowe’s Contact Person”). Subject to the provisions of Section 3(b), above, a party may designate a new Contact Person by notice to the other party.

e)	Lowe's may request, and the parties may mutually agree, to changes that affect the scope or duration of the Services relating to a Statement of Work, including changes in the specifications set forth in the Statement of Work and changes in the Work Products to be delivered. Lowe's also may request a change in the Schedule without changing the scope of the Services relating to the Statement of Work. In either case, the parties shall negotiate in good faith a reasonable and equitable adjustment in the fees, Schedule, and specifications set forth in the Statement of Work. Contractor shall not be required to perform the Services described in any change request, unless such change has been agreed to in writing by both parties. In addition, the parties recognize that over the course of providing the Services with respect to a Statement of Work, the parties may determine in their good faith discretion to modify, re-prioritize, delete or amend certain terms of the Statement of Work, which changes shall be in writing.

4.          Exclusivity.

a)	For an “Exclusivity Period” beginning on the date hereof and ending on the two year anniversary of the presentation of the first production ready product enabling the first purchase order pursuant to the terms of Section 1(g) of this Agreement, which date shall be agreed to by the parties in writing, and in consideration of Lowe’s contributions to the development of the Work Products, Contractor hereby agrees to provide Lowe’s exclusivity in the U.S. Home Improvement Channel for the Work Products developed pursuant to this Agreement and the Statements of Work provided in accordance with this Agreement; and agrees, as part of this exclusivity, not to make, use, sell, offer for sale, or import, and not to assist any company, person, or organization other than Lowe’s or its affiliates, in the development, making, use, sale, offering for sale, or importation of any: (a) Work Products or (b) HVAC Vents that contain or are covered by Contractor’s Proprietary Rights. The foregoing shall not apply if Lowe’s does not satisfy the Lowe’s Performance Targets as set forth in Section 1(h).

b)	If Contractor intends to develop and sell a future product to any third party in the Home Improvement Channel, then Contractor will first notify Lowe’s of such intent and invite Lowe’s to enter into discussions with Contractor for a transaction pursuant to which Lowe’s would purchase such future product. If Lowe’s wishes to purchase such future product, then the parties will commence good faith negotiations regarding the terms of the agreement governing the purchase and sale of such product. The duration of such discussions shall not exceed 45 business days from Contractor’s original notification of intent; provided, however, that there is sufficient information available about the product and its commercialization for the parties to reach a definitive agreement within the 45 business day period.

5.          Confidentiality; Publicity; Use of Trademarks.

a)	Confidentiality of Exchanged Information. It is anticipated that in connection with the transactions contemplated by this Agreement and any Statement of Work, Contractor may obtain or have access to Confidential Information of Lowe’s as the term is defined in the section titled “Confidential Information Defined”. Contractor shall, and shall cause each of its employees, contractors, agents and assigns to: (a) keep in confidence all Confidential Information and limit the disclosure of such information within Contractor’s organization to those who “need to know” such information for purposes of the performance of this Agreement; (b) not use any Confidential Information for any purpose other than the performance of this Agreement; (c) not disclose any Confidential Information to any third party, including Contractor’s agents, contractors and assigns (if any), without the advance written consent of an officer of Lowe’s; (d) not disclose any Confidential Information to any indirect and/or direct competitors of Lowe’s; and (e) return all Confidential Information, including all tangible, electronic copies and analyses thereof, to Lowe’s promptly after the first to occur of the expiration or termination of this Agreement or upon written request. The protection afforded by this Agreement to the Lowe’s Confidential Information is not intended to limit, and does not limit, in any way any of the protection provided to the Lowe’s or Contractor Confidential Information under any applicable law.

b)	Confidential Information Defined. As used herein, the term “Confidential Information” means information about a party’s business, assets or operations deemed by such party to be of commercial or competitive value and not commonly known to others within such party’s industry and specifically includes, without limitation, the terms and conditions of this Agreement. Examples of Confidential Information include, without limitation, any information regarding a party’s marketing techniques, pricing, sales, product evaluations, business methods, business prospects, customers, employees and relationships with vendors and suppliers. Confidential Information shall not include information which the receiving party demonstrates by prior written documentation: (i) was known to the public at the time of its disclosure, or becomes known to the public after the disclosure through no fault of the receiving party; (ii) was rightfully in its possession prior to the time of the disclosure; (iii) was developed by the receiving party independent of the disclosure by the disclosing party; or (iv) is required by law to be disclosed; provided that the receiving party gives the disclosing party prior written notice thereof and ensures that such information is disclosed only under conditions in which its confidentiality is maintained and so as to provide the disclosing party the opportunity to obtain such protective orders or other relief as may be available in the circumstances.

c)	Equitable Relief. Contractor acknowledges and agrees that, in the event of a breach or threatened breach of any of the foregoing provisions, Lowe's will have no adequate remedy in damages and, accordingly, will be entitled to injunctive relief against such breach or threatened breach in addition to any other remedies available at law or in equity. Contractor waives the defense that an adequate remedy at law exists for any breach or threatened breach of this Agreement and waives the requirement of a bond for injunctive relief as a remedy to protect against any breach or threatened breach of this Agreement.

d)	Publicity. Contractor will not publicly announce or otherwise publicize the Agreement, the existence of the Agreement, or any transaction hereunder to any third party, or otherwise use the name of Lowe’s in publicity releases or advertising or in any other manner, without the prior written consent of Lowe’s.

e)	Use of Trademarks. Contractor will not use the “Lowe’s” name or any trademarks owned or licensed by Lowe’s, whether registered or not, for any reason without first obtaining the prior written approval Lowe’s. If approval is granted, any and all uses of Lowe’s name(s), trademark(s) and/or tradename(s) shall be strictly in accordance with Lowe’s instructions and trademark guidelines. All uses of Lowe’s name(s), trademark(s) and trade name(s) shall inure to the benefit of Lowe’s and its Affiliates.

6.          Representations and Warranties. Contractor represents and warrants to Lowe's as follows:

a)	Contractor is an independent contractor and consultant with expertise in the areas required to perform the Services under this Agreement and any Statement of Work. In addition to terms and conditions of this Agreement, Contractor will comply with all applicable federal, state, and local laws and regulations in the performance of this Agreement.

b)	Contractor is not currently bound by any other agreement, restriction or obligations, nor will Contractor assume any such obligations or restrictions which do or would be in any way interfere or be inconsistent with the transaction contemplated by this Agreement, including provision of the Services and Work Products to be furnished by Contractor to Lowe’s.

c)	Contractor will provide the Services and Work Products, and Contractor possesses the qualifications, experience and skill necessary to perform the Services and provide the Work Products in accordance with the applicable Statement of Work, with the degree of skill and care that is required by current good and sound professional procedures and practices in accordance with industry standards.

d)	Contractor will not infringe upon or otherwise violate any copyright, trade secret or other intellectual property right, and will not knowingly infringe upon any patent rights, of any third party in the performance of its obligations under this Agreement or any Statement of Work.

e)	Contractor has the authority to enter into this Agreement and to perform all obligations hereunder, including, but not limited to, the grant of rights and licenses to the Work Products and the Licensed Contractor Information (as defined in Section 13) and all proprietary rights therein or based thereon.

f)	The use or commercial exploitation of the Work Products as provided for under this Agreement (excluding any content provided by Lowe's) and the Licensed Contractor Information by Lowe's will not subject Lowe's to any claim for infringement of copyrights, patents or other intellectual property rights of any third party.

g)	The express warranties in this Agreement shall be in lieu of implied warranties of merchantability.

h)	Contractor acknowledges receipt of a copy of Lowe's Vendor Code of Conduct (Exhibit A) and will comply with same, to the full extent applicable to Contractor.

7.          Term and Termination.

a)	The term of the Agreement shall be from the Effective Date through the two year anniversary of the presentation of production ready product enabling the first purchase order pursuant to Section 1(g) of this Agreement is agreement, which date shall be agreed to by the parties in writing, unless terminated earlier.

b)	Each party has the right to terminate this Agreement, including any Statement(s) of Work, at any time and for any or no reason upon thirty (30) days’ prior written notice to the other party.

c)	If at any time after commencement of the Services required by this Agreement, Lowe's shall, in its sole reasonable judgment, determine that such Services are inadequate, unsatisfactory, or substantially not conforming to descriptions, warranties or representations contained in this Agreement, Lowe's may terminate this Agreement, including any Statement(s) of Work, or any Statement(s) of Work at any time by giving written notice to Contractor.

d)	If Contractor receives notice of the termination of a Statement of Work, then as soon as practicable, and by no later than the termination date set forth in such notice, Contractor shall cease providing the Services under such Statement of Work in an orderly manner in accordance with Lowe's reasonable directions. Upon the expiration or termination of a Statement of Work, Contractor promptly shall deliver to Lowe's all Work Products, whether completed of, in the reasonable discretion of Contractor, work in progress, a well as all materials which were furnished to Contractor by Lowe's.

e)	Subject to Section 7(g) and (h) below, in the event of any termination of the Agreement or any Statement of Work thereunder, Contractor shall be compensated for fees and expenses remaining payments set forth in the Statement of Work issued in accordance with this Agreement incurred with respect to Services being performed through the effective date of termination. In addition, the terms of the following sections of this Agreement shall survive its termination or expiration: Section 5 (“Confidentiality”), Section 10 (“Liabilities and Remedies for Infringement”), Section 11 (“Indemnification and Limitations of Liability”), Section 13 (“Ownership of Materials Related to Services”), Section 15 (“Entire Agreement and Waiver”), Section 18 (“Notices”) and Section 19 (“Governing Law”), together with such other terms that would, by their nature, survive termination.

f)	If Contractor terminates this Agreement for any reason other than Lowe’s breach of the terms hereof, within thirty days after the termination, Contractor agrees to pay to Lowe’s all moneys paid by Lowe’s to Contractor pursuant to the terms hereof and all Statements of Work issued in accordance with this Agreement.

g)	If Lowe’s terminates this Agreement for any reason other than Contractor’s breach of the terms hereof, within thirty days after the termination, Lowe’s agrees to pay to Contractor all payments set forth in any outstanding Statement of Work issued in accordance with this Agreement.

8.          Assignment.

a)	The parties may not assign this Agreement or any rights or obligations hereunder without prior written consent of the other party, except that Lowe’s may assign this Agreement or any rights or obligations hereunder to its parent or any related or affiliated entity without such prior written consent and Contractor may assign the Agreement with an acquisition or recapitalization, upon Lowe’s prior written consent which consent shall not be unreasonably withheld. This Agreement shall be binding upon and shall inure to the benefit of Contractor, Lowe's and their respective successors and permitted assigns.

b)	Contractor may not subcontract with any new subcontractors to aid in the performance of the Services required by this Agreement without Lowe's prior written consent.

c)	Contractor will, for each business entity and each individual (whether employed by Contractor or its subcontractor) who will perform the Services, deliver to Lowe’s a signed copy an Assignment of Rights in substantially the form attached hereto as Exhibit B signed by such business entity or individual.

9.          Independent Contractor. This Agreement does not create any agency or partnership relationship. Contractor is an independent contractor, and Contractor is not nor shall be deemed to be a Lowe's employee. In Contractor’s capacity as an independent contractor, Contractor agrees and represents, and Lowe's agrees, as follows:

a)	Contractor has the right to perform for others during the term of this Agreement subject to non-competition provisions set out in this Agreement or related Statements of Work, if any.

b)	Contractor will furnish all equipment and materials used to provide the Services required by this Agreement, except as set forth in a Statement of Work or as the parties may otherwise mutually agree.

c)	The Services required by this Agreement and related Statements of Work shall be performed by Contractor, and Lowe's shall not be required to hire, supervise or pay any assistants to help Contractor, except as set forth in a Statement of Work, as the parties may otherwise mutually agree or as may be implicit from the nature of the Services provided.

10.        Liabilities and Remedies for Infringement.

a)	Contractor hereby agrees to indemnify, hold harmless and defend Lowe's, its parent, subsidiaries and related and affiliated entities, and its and their respective directors, officers and employees, from and against any and all claims, liabilities, losses, expenses (including reasonable attorneys' fees), fines, penalties, taxes or damages (collectively “Liabilities”) asserted by a third party to the extent such Liabilities result from the infringement or other violation by the Work Products or by the Licensed Contractor Information of any third party's trade secret, trademark, copyright, patent or other intellectual property rights. Contractor shall not, without Lowe’s prior written consent, settle such dispute. The foregoing provisions shall not apply to any infringement arising solely out of: (i) Lowe's use of the Work Products in a manner inconsistent with the specifications and guidelines set forth in the applicable Statement of Work and any documentation provided to Lowe’s therefor; (ii) alterations or modifications made to the Work Products by Lowe's without the written approval of Contractor and not in accordance with any documentation applicable to the Work Products; (iii) the combination by Lowe's of the Work Products with materials not supplied by Contractor and not in accordance with any documentation applicable to the Work Products or (iv) any information from Lowe’s incorporated in the Work Products.

b)	In case any of the Work Products or any portion thereof is held, or in Contractor's reasonable opinion is likely to be held, in any such suit to constitute infringement, Contractor may within a reasonable time, at its option, either (i) secure for Lowe's the right to continue the use of such infringing item; or (ii) replace, at Contractor's sole expense, such item with a substantially equivalent non-infringing item or modify such item so that it becomes non-infringing, at no cost to Lowe’s.

11.        Indemnification and Limitations of Liability.

a)	Contractor agrees to indemnify, hold harmless and defend Lowe's, its parent, subsidiaries and related and affiliated entities, and its and their respective directors, officers and employees, against all Liabilities arising out of or resulting from (i) Contractor’s breach of this Agreement or any Statement(s) of Work, including, but not limited to, any representation or warranty made thereunder; (ii) Contractor’s acts or omissions; or (iii) personal injuries, death or damage to physical property, including, but not limited to, theft by Contractor pursuant to this Agreement or any Statement(s) of Work.

b)	NEITHER PARTY SHALL HAVE ANY LIABILITY TO THE OTHER PARTY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. These limitations shall not apply to (i) either party’s gross negligence, fraud or willful misconduct; (ii) breach of Contractor’s obligations under the “Confidentiality” Section; or (iii) Contractor’s indemnification obligations.

12.        Insurance. While Contractor is providing Services to Lowe’s, Contractor shall maintain commercial general liability insurance which shall include coverage for products-completed operations in the minimum amount of $1,000,000 per occurrence; $1,000,000 general aggregate and $1,000,000 products-completed operations aggregate; automobile liability insurance providing coverage for owned, hired and non-owned autos in the minimum combined single limit of $1,000,000; professional liability/errors & omission insurance with minimum limits of $1,000,000 per claim; $1,000,000 aggregate; workers’ compensation insurance as required by statute and employer’s liability insurance in the minimum amount of $100,000 each accident; $100,000 per employee for disease, and $100,000 policy limit for disease. The insurance required herein shall be written by insurers rated A-/VII or higher by A.M. Best and shall provide for thirty days’ prior written notice of cancellation to Lowe’s. Lowe’s Companies, Inc. and any and all subsidiaries shall be included as additional insured under the commercial general liability insurance. Contractor shall provide Lowe’s with evidence of the insurance required pursuant to this Paragraph 12 prior to commencement of services.

13.        Ownership Of Materials Related To Services; License.

a)	As part of Contractor's provision of the Services and Work Products hereunder, Contractor may utilize Contractor’s Proprietary Rights. Contractor's Proprietary Rights shall be the property of Contractor and shall not be deemed to be Work Products.

b)	Contractor hereby irrevocably assigns, grants and transfers ownership to Lowe’s, its successors, legal representatives and assigns, Contractor’s entire right, title, and interest in and to the Work Product in any and all media now known or later developed, including, but not limited to:

i.	Any and all worldwide rights;

ii.	All rights of action against third parties Contractor had, has, or may have, now existing and in the future in and to the Work Product, which includes by definition all Intellectual Property Rights therein;

iii.	The right, in connection with the Work Product, to secure statutory copyrights and renewals, reissues, and extensions of such copyrights, which right, title and interest shall be held and enjoyed by Lowe’s to the full end of the term for which such copyrights or any renewal or extension thereof is or may be granted;

iv.	The right to prepare derivative works or adaptations based on the Work Product; to reproduce the Work Product; to distribute copies of the Work Product; to perform the Work Product, including, without limitation, digital transmissions of the Work Product through an interactive or subscription service; the right to display the Work Product;

v.	The right, in connection with the Work Product, to apply for and obtain patents (including continuation, continuation-in-part, divisional, reissued and reexamined patents) in any country in the world, which right, title and interest shall be held and enjoyed by Lowe’s to the full end of the term that any patents (including all continuation, continuation-in-part, divisional, reissued and reexamined patents) is or may be granted;

vi.	The right to make, use, offer for sale, sell and import products and/or services that embody, in whole or in part, the Work Product; and

vii.	The right to any and all statutory and common-law trademark, service mark, and/or trade dress rights in and/or pertaining to the Work Product, along with the goodwill associated therewith, including the right to apply for and obtain trademark and service mark registrations and renewals and extensions of such trademark and service mark registrations, which right, title and interest shall be held and enjoyed by Lowe’s to the full end of the term for which such trademark or service mark registrations or any renewal or extension thereof is or may be granted.

c)	Contractor hereby grants in any of Contractor’s Proprietary Rights actually incorporated into the Work Product, a non-exclusive, except in the Home Improvement Channel (as defined in Section 1) which is exclusive as to the scope, but not duration, (as defined in Section 4b), royalty free, fully paid up, perpetual, irrevocable, non-transferable license to Lowe’s, with the right to sublicense, to use, reproduce, modify, create derivative works based on, store on its servers, display, perform, promote, market, distribute, make, have made, offer for sale, sell, import, permit the online use of or otherwise use or distribute any and all products and/or services based on the Work Product and that are covered by or include, in whole or in party, any of Contractor’s Proprietary Rights; provided, however, that Lowe’s shall only exercise this license with a party not already licensed by Contractor for products which are the subject of the Work Product if this Agreement is terminated (i) by Contractor for any reason other than Lowe’s breach of the terms hereof or (ii) by Lowe’s due to Contractor’s breach of the terms hereof.

14.        Equity Funding. In the event that Contractor engages in a round of equity funding or issuance of securities convertible into equity, Lowe’s shall have the option of participating, but is not required to participate, in any such transaction by converting the development funding agreed to herein and in any Statement of Work into an equity investment (or securities convertible into equity) at the pre-money valuation negotiated in connection with such funding; and Contractor agrees to provide Lowe’s notice of Contractor’s intent to seek additional equity funding or issuance of securities convertible into equity at the same time it solicits interest from third parties for such transactions. Furthermore, if Lowe’s exercises its option pursuant to this Section 14, Contractor agrees to provide Lowe’s standard information and board observation rights, as well as other investor and registration rights which are generally accepted as standard and market-based for such investments.

15.        Entire Agreement and Waiver. This Agreement, the exhibits attached hereto, and future Statements of Work and/or amendments explicitly referencing this Agreement, represent the entire Agreement between the parties hereto and is intended to be the final expressions of their agreement with respect to the subject matter hereof. No modification of this Agreement may be made except by written agreement of the parties hereto. No failure by the parties to insist upon the strict performance of any provision of this Agreement or to exercise any right or remedy upon a breach thereof shall constitute a waiver. Any waiver must be made in writing and a waiver shall only be effective as to the specified event and shall not be deemed a waiver of any other right, remedy or any other provision.

16.        Severability. If any term or provision hereof should be held to be invalid, unenforceable, or illegal, such holding shall not invalidate or render unenforceable any other provision hereof, and the remaining provisions shall not be impaired thereby.

17.        Publicity. Contractor shall not use the name of Lowe’s in publicity releases or advertising or in any other manner including customer lists, without securing the prior written approval of an authorized representative of Lowe’s.

18.        Notices. All notices, requests, demands and other communications to be given under this Agreement (other than routine operational communications) shall be in writing and shall be given by either party by either by hand, by certified mail or by overnight mail in each case addressed as provided below. Notices sent by email shall also be sent by hand, overnight mail, or by fax if not acknowledged by the receiving party within two business days. All notices shall be effective on the date received.

Contractor:	Lowe's:
Keen Home Inc.	Lowe's Home Centers, LLC.
137 Varick St	ATTN: Legal Department
2nd Floor	1000 Lowe’s Boulevard
New York, NY 10013	Mooresville, NC 28117

With Copy to:

Lowe’s Home Centers, LLC
ATTN: VP – Smart Home
1000 Lowe’s Boulevard
Mooresville, NC 28117

19.        Governing Law. With acknowledgment that the terms and conditions of this paragraph have been expressly bargained for and are an essential part of this Agreement, the parties agree that this Agreement will be governed by and interpreted in accordance with the laws of the State of North Carolina, without giving effect to any choice-of-law rules that may require the application of the laws of another jurisdiction. The parties agree that the exclusive jurisdiction (personal and, as allowed, subject matter) and venue for any action relating to this Agreement shall be a federal or state court in Statesville, North Carolina and the parties hereby consent to such jurisdiction and venue.

20.        Audit. During the Term and for a period of two (2) years after expiration or termination of this Agreement and based upon a reasonable request by Lowe’s, Lowe’s or its designated agent shall have the right, no more than two times annually, to examine and audit upon not less than twenty (20) business days prior notice during normal business hours (without interfering with the normal operation of Contractor's business) Contractor’s any and all matters with respect to Contractor’s compliance with its obligations under this Agreement.

21.        Set Off. Lowe’s may effectuate a setoff or recoupment of any fees owing by Lowe’s to Contractor for authoring, preparing, producing, creating, conceiving or developing Work Products against any claim(s) Lowe’s has against Contractor in good faith, provided that Lowe’s has notified Contractor of the claim and Contractor has not resolved the claim within thirty (30) days of receiving such notice. Lowe’s may exercise its setoff and recoupment rights by deducting the amounts owed to it by Contractor from Lowe’s next remittance or payment to Contractor.

22.        Further Negotiations. Each of the parties hereto agree to continue to negotiate in good faith with the other with the aspiration of reaching agreement on the structure and terms of a more significant commercial relationship between the parties which, if achieved, shall be set forth in one or more written agreements entered into subsequent to this Agreement; provided, however that each party agrees that neither party shall have any obligation to enter into any such future agreements and that any such future agreements will be conditioned on a number of contingencies, including but not limited to, satisfactory completion of due diligence by Lowe’s of Contractor, commercialization of products resulting in whole or in part from the Services provided in any Statement of Work, and agreement as to the business terms between the parties.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first set forth above.

LOWE'S HOME CENTERS, LLC	Keen Home INC.

By:	By:

Title:	Title:	Co-CEO

Date:	Date:	April 24, 2014

Exhibit A

LOWE’S

VENDOR CODE OF CONDUCT

This Vendor Code of Conduct (“Code of Conduct”) applies to all vendors (“Vendors”) who provide services and goods to Lowe’s Companies, Inc. or any of its subsidiaries (“Lowe’s”). Vendors must be committed to the highest standards of ethical conduct when dealing with employees, suppliers and customers. This Code of Conduct sets forth the basic requirements that all Vendors must comply with in order to do business with Lowe’s. If Lowe’s believes that any Vendor has violated this Code of Conduct, Lowe’s has the right to terminate its business relationship with the Vendor and to proceed to secure any and all other rights and remedies available to it. Lowe’s reserves the right to reasonably change the requirements of the Code of Conduct and, in such an event, expects the Vendor to accept such reasonable changes.

1.	Compliance with Laws and Lowe’s Policies: Vendors must fully comply with all applicable national and/or local laws and regulations and Lowe’s policies. To the extent that Lowe’s policies impose a higher standard than what is required by applicable national and/or local laws and regulations on its Vendors, such higher standard will prevail.
2.	Forced Labor: Vendors shall not use any form of forced, bonded, indentured, trafficked, slave or prison labor, with the exception of government approved programs that utilize convicts or prisoners on parole, supervised release or on probation or in any penal or reformatory institution. All work must be voluntary and workers shall be free to leave work or terminate their employment with reasonable notice. All workers must not be required to surrender any government-issued identification, passports or work permits as a condition of employment.
3.	Child Labor: Child labor is strictly prohibited. The minimum age for employment shall be the higher of 16 years of age, the minimum age for employment in that country or the minimum age for completing compulsory education in the country of manufacture.
4.	Compensation: Vendors shall pay all workers at least the minimum wage and benefits required by applicable laws and regulations. Workers shall be compensated for overtime hours at the premium rate required by applicable laws and regulations.
5.	Freedom of Association: Vendors must respect the rights of all employees to lawfully associate or not to associate with groups of their choosing, as long as such groups are permitted by law. Vendors should not unlawfully interfere with, obstruct or prevent legitimate, lawful employee associations and related activities.
6.	Employment Practices: Vendors must have hiring practices that verify accurately age and ability to work legally.
7.	Acceptance of Gifts and Benefits: Lowe’s prohibits giving or accepting gifts or entertainment exceeding nominal value to or from any of its Vendors unless applicable law prohibits the giving or accepting of gifts or entertainment of nominal value. This applies to Lowe’s employees, agents, contractors, and each of their immediate family members. The following types of gifts and entertainment may never be offered, regardless of value: cash or cash equivalents (i.e. gift cards); any gifts that are or could be illegal; any gifts or entertainment (including meals, transportation and travel accommodations) offered in connection with an inspection, audit, during a bidding process involving the Vendor, or to a Lowe’s agent or consultant working on behalf of Lowe’s. This policy does not change during traditional gift-giving seasons.
8.	Sourcing: Lowe’s requires all Vendors supplying goods and services to Lowe’s stores or facilities to share Lowe’s commitment of utilizing small business in subcontracting opportunities relating to their Lowe’s contracts. If any subcontracting occurs, the performance of such subcontractors, consultants, agents or representatives (“Subcontractors”) must be consistent with Vendors’ performance of their contracts with Lowe’s. For information regarding this requirement, Vendors supplying or seeking to supply goods and services to U.S. stores or facilities should consult Lowe’s Supplier Diversity Program.
9.	Conflict Minerals: Vendor shall not provide goods to Lowe’s that contain “Conflict Minerals” (i.e., cassiterite (tin), columbite-tantlite (a/k/a coltan) (tantalum), gold, or wolframite (tungsten), which are sourced from the Democratic Republic of the Congo or an adjoining country, including Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (collectively and with the Democratic Republic of the Congo, the “Covered Countries”). Vendors shall have programs in place that satisfy this requirement, and part of such programs shall include maintenance of records that support Vendor’s obligation to provide goods to Lowe’s that do not contain Conflict Minerals originating in Covered Countries.

10.	Health and Safety: Vendors shall provide all workers with a safe work environment and shall provide all workers with appropriate personal protective equipment and workplace health and safety information and training.
11.	Environment: Vendors must comply with all national and local environmental laws applicable to air emissions, waste handling and disposal, water use, wastewater discharges, and hazardous and toxic substances. Vendors shall also validate and maintain records demonstrating that source materials were harvested in accordance with all international treaties in addition to national and local laws.
12.	Conflicts of Interest: Vendors shall not engage in any activity with an employee of Lowe’s which could create a real or perceived conflict of interest.
13.	Subcontractors: If permitted by the terms of its agreement with Lowe’s, Vendors shall not retain any Subcontractors without a thorough documented examination of the Subcontractors’ person, reputation and integrity. In addition, Vendors shall not retain any Subcontractors in connection with their provision of services or goods to Lowe’s unless the Subcontractors comply with the Code of Conduct. Vendors must remain responsible for ensuring that their Subcontractors comply with the Code of Conduct.
14.	Anti-Corruption: Vendors must not tolerate, permit, or engage in bribery, corruption or unethical practices whether in dealings with public officials or individuals in the private sectors. Vendors must conduct business in compliance with all applicable laws and shall avoid engaging in any activity which could be deemed a corrupt and/or unethical practice. Vendors must maintain integrity, transparency and accuracy in all records of matters relating to their business with Lowe’s. For the purpose of obtaining or retaining business for the benefit of Lowe’s, Vendors must not make or receive, offer to make or receive, or cause another to make or receive, payments or anything of value, to or from any public or private officials.
15.	Confidentiality and Intellectual Property: All Vendors and their representatives are expected to maintain the confidentiality of information entrusted to them by Lowe’s or its customers. Vendors must respect and protect Lowe’s intellectual property rights and maintain the confidentiality of trade secrets and other Lowe’s proprietary information which includes any information that is nonpublic or not easily obtained or determined. Vendor shall not use stolen or misappropriated technology.
16.	Monitoring and Enforcement: Lowe’s, by itself or with the assistance of a third party, will take affirmative measures, such as announced and unannounced inspections of production facilities, to ensure compliance with this Code of Conduct. Vendors must maintain all documents to demonstrate compliance with this Code of Conduct and shall make such documents available to Lowe’s upon request.
17.	Whistleblower Protection: Vendors shall create programs to ensure the protection of worker whistleblower confidentiality and prohibit retaliation against workers who participate in such programs in good faith or refuse an order that is in violation of the Code of Conduct. Vendors shall provide an anonymous complaint mechanism for workers to report workplace grievances and Code of Conduct violations in accordance with local laws and regulations.

Violations of Lowe’s Code of Conduct can be reported confidentially in a local language. To report suspected violations of the Lowe’s Vendor Code of Conduct, please contact Lowe’s through one of the following means:

Via theiInternet: www.ethicspoint.com

Via the telephone: 800-784-9592 for the U.S. and Canada; 10-800-120-1239 for Southern China; 10-800-712-1239 for Northern China; 800-964214 for Hong Kong; 001-8008407907 or 001-866-737-6850 for Mexico; 00801-13-7956 for Taiwan; 1-800-80-8641 for Malaysia; 001-803-011-3570 or 007-803-011-0160 for Indonesia; 120-11067 for Vietnam; 001-800-12-0665204 for Thailand; 000-800-100-1071 or 000-800-001-6112 for India; 01800-9-155860 for Colombia; 0800-8911667 for Brazil or 503-619-1883 for use internationally.

Exhibit B

ACKNOWLEDGMENT OF INDEPENDENT CONTRACTOR STATUS AND ASSIGNMENT OF RIGHTS

1.          Independent Contractor Status. I am an employee, a subcontractor, or an employee of a subcontractor, of Keen Home Inc. (“Contractor”). I acknowledge and agree that Contractor and its subcontractors are performing the services pursuant to a Consulting Services and Development Agreement (the “Agreement”) as independent contractors of Lowe’s Companies, Inc. and its wholly-owned subsidiaries (“Lowe’s”), and not as Lowe's employees. Unless specifically authorized in writing by Lowe's, I shall not enter into any contract, sign any agreement, incur any expense or otherwise take action on behalf of or in the name of Lowe's. Notwithstanding any other relationship that I may have with Lowe's to the contrary, nothing contained in the Agreement is intended to, nor shall it be deemed or construed to, constitute Lowe's and me as partners, joint venturers or otherwise other than as an independent contractor.

2.          Assignment of Rights. I irrevocably assign, grant and transfer ownership to Contractor, its successors and assigns, without royalty or any further consideration, my entire right, title and interest (including all patent, copyright, trade secret and other intellectual property rights) in all inventions, discoveries, improvements, innovations, ideas, designs, drawings, works of authorship, formulas, methods, techniques, concepts, configurations, compositions of matter, computer programs, computer code, writings, or any combination thereof, whether or not subject to patent, copyright, trademark or trade secret protection (“Work Products”), produced or created by me, alone or in conjunction with others, for Contractor as a result of, or related to, performance of work or services under the Agreement. I hereby acknowledge that all Work Products are owned or licensed by Lowe's. This assignment is effective as of the creation of any protectable Work Products. I will cooperate with all lawful efforts of Contractor to register and enforce this assignment. I shall execute and aid in the preparation of any papers that Contractor may consider necessary or helpful to obtain or maintain any patents, copyrights, trademarks or other proprietary rights at no charge to Contractor, but at its expense. Contractor shall reimburse me for reasonable out-of-pocket expenses incurred.

3.          Moral Rights. I agree to waive all moral rights relating to the Work Products, including, without limitation, any and all rights of identification of authorship, and any and all rights of approval, restriction or limitation on use or subsequent modifications, distortion, mutilation or destruction.

4.          Further Assurances. I agree to provide all assistance and to take such action requested by Contractor or Lowe’s, as is deemed necessary or advisable by Lowe’s, in its sole discretion, to establish, maintain, preserve and/or enforce Contractor’s or Lowe’s rights in the Work Products, including, without limitation, executing and filing all applications, assignments, renewals and/or other documents. I hereby irrevocably and individually appoint both Contractor and Lowe’s (with full right of substitution), as my special attorney-in-fact to execute and deliver, in my name(s), all assignments, applications, certificates, documents and other confirmatory instruments required under this Section 4, which I fail or refuse to execute and deliver for the benefit of Contractor or Lowe’s. I acknowledge and agree that the foregoing special power of attorney is coupled with an interest and therefore, (i) will survive any termination of this Agreement and (ii) is irrevocable.

5.          License to Contractor. If, despite the foregoing terms of Section 2 hereof, I am deemed under any applicable law to retain any rights in the Work Products, I hereby waive any and all such rights. To the extent that such waiver is deemed unenforceable under applicable law, I hereby grant to Contractor an exclusive, perpetual, irrevocable, royalty-free, transferable license, with the right to sublicense, to use, reproduce, modify, create derivative works based on, store on its servers, display, perform, promote, market, distribute, make, have made, offer for sale, sell, import, permit the online use of or otherwise use or distribute any and all embodiments, in whole or in part, of such Work Products without my consent.

[The remainder of the page is left intentionally blank. The signature page follows.]

EMPLOYEE:

By:
Name:
Title:
Dated:

CONTRACTOR:

Keen Home Inc.

By:
Name:	Nayeem Hussain
Title:	Co-CEO
Dated:	April 24, 2014

Statement of Work #1

This Statement of Work #1 (“SOW-1”) to the Consulting Services and Development Agreement effective as of April 24, 2014 (“Agreement”), by and between Lowe’s Home Centers, Inc., and the Contractor, is subject to and incorporates the terms of the Agreement, as amended, by reference. The effective date of this SOW-1 is April 24, 2014 (“SOW-1 Effective Date”).

Position Scope: Lowe’s has launched a range of new smart home retail products and services. These products and services include a range of devices that can be used to help consumers save energy using electricity monitoring devices, and Lowe’s would like to add the devices that Contractor is developing to control HVAC vents in the home.

Key Accountabilities:

Contractor shall:

•	By June 1, 2014, help develop the control paradigm that links a smart air vent controller’s operations to a thermostat and remote temperature sensors that are part of the Lowe’s Iris platform ; and

Contractor shall complete the following three (3) phases of work:

•	Phase 1 – For completion by June 1, 2014

o	Draft the first version of the control paradigm that links a smart air vent controller’s operations to a thermostat and remote temperature sensors that are part of Iris

o	In cooperation with AlertMe and the Lowe’s Iris team, define and develop a detailed project plan with agreed milestones for the development of a smart air vent controller’s Iris software interaction

•	Phase 2 – For completion by July 15, 2014

o	Complete the first version of the control paradigm that links a smart air vent controller’s operations to a thermostat and remote temperature sensors that are part of Iris

o	Assist in the developments of the Requirement Brief for the Iris Platform to be ultimately completed by Lowe’s

o	Provide support and assistance to AlertMe and the Iris team to enable the development of the consumer UI for Iris

o	Provide 20 pre-production smart air vent controllers to AlertMe by the end of April for integration and testing on the Iris platform, to be performed by AlertMe

•	Phase 3. – For completion by August 31, 2014. Provide manufacturing partners with the information and materials needed to finalize firmware for production of a smart vent controller on the Lowe’s Iris platform.

All dates and deadlines are the parties’ good faith estimates only, and Contractor shall use commercially reasonable efforts to meet such dates and deadlines; Contractor’s failure to meet deadlines is not a breach of the Agreement.

Payments:

In payment for the above work Lowe’s will:

•	Provide Contractor six monthly payments at $10,000 commencing April 28, 2014. If the work is completed ahead of schedule Lowe’s will provide all outstanding payments upon completion of Phase 3.
•	Pay for the manufacturing cost of 20 pre-production smart air vent controllers for the AlertMe integration and testing.
•	Reimburse Contractor for reasonable out-of-pocket expenses. All expenses greater than $500 will require prior approval from Lowe’s.

All payments are due within thirty (30) days of receipt of invoice. Late payments not cured within sixty (60) days shall be considered a breach of this Agreement.

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